Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum Corporation acquires common shares of Stylus Energy
    Inc.

    CALGARY, Aug. 15 /CNW/ - Compton Petroleum Corporation ("Compton") and
Stylus Energy Inc. ("Stylus") are pleased to jointly announce that Compton
Petroleum Acquisition Limited, a wholly owned subsidiary of Compton (the
"Offeror") has, pursuant to its July 5, 2007 offer (the "Offer") to acquire all of the outstanding common shares (the "Stylus Shares") of Stylus, received as of 4:00 p.m. on August 14, 2007 tenders of 26,551,650 Stylus Shares, representing approximately 99.68% of the outstanding Stylus Shares, excluding the Stylus Shares already held by the Offeror or its affiliates. Since all of the conditions to the Offer have been satisfied, the Offeror has taken up and paid for all of the Stylus Shares deposited under the Offer.
    As a result, Stylus is pleased to announce that effective today, Ernest
G. Sapieha, Norm G. Knecht, Tim G. Millar, Mel F. Belich, John W. Preston and
Murray J. Stodalka have been appointed as the directors of Stylus and James B.
Howe, Paul W.M. Read, Edward W. Bogle, Paul D. Evans, David W. Rowbotham and
Richard A. Walls have resigned as directors of Stylus.
    Also effective today, the following have been appointed as officers of
Stylus: Ernest G. Sapieha, President & Chief Executive Officer, Norm G.
Knecht, Vice-President Finance & Chief Financial Officer and Tim G. Millar,
Vice-President & Corporate Secretary.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol
"CMT" and on the New York Stock Exchange under the symbol "CMZ".

    Stylus is a Calgary based junior oil and natural gas company with operations in Alberta. The common shares of Stylus are listed on the Toronto
Stock Exchange and trade under the symbol "STY".

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & Chief Executive Officer or N.G. Knecht, Vice President, Finance &
Chief Financial Officer, Telephone: (403) 237-9400, Facsimile: (403) 237-9410,
Email: investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:38e 15-AUG-07